

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Adam Thomas
Chief Executive Officer and Chief Financial Officer
Trans American Aquaculture, Inc.
1022 Shadyside Lane
Dallas, TX 75223

   Re: Trans American Aquaculture, Inc
     Registration Statement on Form S-1
     Filed August 18, 2023
     File No. 333-274059

Dear Adam Thomas:

  Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, please address the following:

    Form S-1 requires unaudited interim period financial statements as of an interim date within no more than 134 days, e.g. June 30, 2023. Please refer to Rule 8-03 of Regulation S-X and amend accordingly.

    If your amendment includes a review report on unaudited interim financial information, please obtain and file a letter from your independent accountant that acknowledges awareness of their review report included in your registration statement. Refer to Item 601(B)(15) of Regulation S-K.

  We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

  Please contact Nicholas O'Leary, Staff Attorney, at 202-551-4451, Terence O'Brien, Accounting Branch Chief, at 202-551-3355, or Katherine Bagley, Legal Branch Chief, at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Brian Higley, Esq